Tops Holding II Corporation P.O. Box 1027 Buffalo, New York 14240-1027 (716) 635-5000

January 6, 2014

VIA EDGAR

Ms. Mara L. Ransom, Assistant Director

Ms. Liz Walsh, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Tops Holding II Corporation, Tops Holding LLC, Tops Markets, LLC and

Tops Markets II Corporation (collectively, the “Company”)

Registration Statement on Form S-4 (File No. 333-191029)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-191029) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective at 5:00 pm Eastern Standard Time on January 6, 2014 or as soon as practicable thereafter.

The Company acknowledges that should the Commission or staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. Finally, the Company acknowledges that it may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Michael Benjamin of Shearman & Sterling LLP at (212) 848-7658 and that such effectiveness also be confirmed in writing to the address listed above.

Very truly yours, TOPS HOLDING II CORPORATION

By:	/s/ Frank Curci
	Name:	Frank Curci
	Title:	Chief Executive Officer and Director and Chairman of the Board

TOPS HOLDING LLC

By:	/s/ Frank Curci
	Name:	Frank Curci
	Title:	Chief Executive Officer and Director and Chairman of the Board

TOPS MARKETS, LLC

By:	/s/ Frank Curci
	Name:	Frank Curci
	Title:	Chief Executive Officer and Director and Chairman of the Board

TOPS MARKETS II CORPORATION

By:	/s/ Frank Curci
	Name:	Frank Curci
	Title:	Chief Executive Officer and Director and Chairman of the Board